United States securities and exchange commission logo





                             December 7, 2020

       Matthew Nicosia
       Chief Executive Officer
       Vivakor, Inc.
       433 Lawndale Drive
       South Salt Lake City, UT 84115

                                                        Re: Vivakor, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 10,
2020
                                                            File No. 333-250011

       Dear Mr. Nicosia:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your references to an "assumed" public offering price per share throughout the filing. Please revise
to provide a bona fide estimate of the price range for your common stock being offered.
See Instruction 1 to Item 501(b)(3) of Regulation S-K.
       Prospectus Summary, page 1

   2. Please revise to disclose the basis for your statement that you estimate that for every 500 tons of contaminated
material recovered per day that contains at least 10% oil, you will recover approximately
250 barrels of extracted hydrocarbons. In addition, please revise to clarify the basis for
your statement that you believe that you may be able to generate
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Vivakor, Inc.
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         proceeds of approximately $6 million from the sale of precious metals. For both statements, please disclose any material assumptions used in such estimates.
3. Please expand your disclosure to identify the members of your Advisory Board and describe the role or function of your Advisory Board in contrast to the duties of your management team and board of directors. Please also disclose whether you pay any compensation to members of your Advisory Board
4. We note that you identify as one of your competitive strengths your close relationships with customers and government agencies, including the Utah School and Institutional
         Trust Lands Administration (SITLA), and note your reference to your "existing relationship with SITLA." Please revise to clarify your existing relationship with SITLA.
         In that regard, we note your disclosure on page 4 that your current project in Vernal, Utah is not located on SITLA land.
5. We note your disclosure that SITLA has expressed an interest in providing leased access to its lands in exchange for a royalty to be paid in an amount equal to 8% of all revenue generated from any hydrocarbon-based products that you produce from hydrocarbons extracted from these lands. Please revise to clarify whether you have a definitive agreement with SITLA with respect to such arrangement.
The Offering, page 8

6. We note you disclose here and on pages 25 and 27 that your preferred stock will convert into 74,059,410 shares of common stock immediately prior to the consummation of this offering, but you disclose on page 52 that your preferred stock will convert into
         69,562,601 shares of common stock. Please advise or revise.
Summary Consolidated Financial Information, page 9

7. Please provide a footnote explaining the purpose of the pro forma and how you derive the numbers. In addition, provide pro forma earnings per share giving effect to the conversion of your preferred stock into common stock.
Risk Factors
If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares, page 19

8. Please expand your disclosure to clarify whether the shares being offered will be subject to the penny stock rules.
Cautionary Note Regarding Forward-Looking Statements, page 22

9.       Please remove the references to Section 27A of the Securities Act and
Section 21E of the
         Exchange Act under "Cautionary Note Regarding Forward-Looking Statements" or revise to clarify that these provisions do not apply to your offering. These safe harbors for forward-looking statements do not apply to statements made by an issuer that, at the time
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Vivakor, Inc.
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         that the statement is made, is not subject to the reporting requirements of Section 13(a)
         or Section 15(d) of the Exchange Act.
Use of Proceeds, page 23

10. If a material part of the proceeds is to be used to repay the outstanding bridge notes, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.
Market for Our Common Stock and Related Stockholder Matters, page 24

11.      Please provide the disclosure required by Item 201(a) of Regulation
S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
28

12. Please disclose any material terms of the operating agreements of Vivaventures UTSI
         LLC and Vivaventures Royalty II LLC.
13. We note you state that Holders of VV RII Class B units have the right to exchange their
         Class B Units for your common stock. If applicable, please provide beneficial ownership disclosure required under Item 403 of Regulation S-K.
14. Please disclose any material terms of the operating agreements of RPC Design and
         Manufacturing LLC and Vivaopportunity Fund LLC.
15. We note your disclosure on page 29 that you realized precious metal sales of $1,017,344 for the six months ended June 30, 2020. Please revise to clarify how you obtained such precious metals. In that regard, we note references in your filing to precious metals obtained through your proprietary metallic separation technology, your business plan to buy and sell precious metals on the open market, and your interest in concentrated unrefined flakes of precious metals that had been recovered from soils by VV Precious
         Metals.
Results of Operations, page 29

16. For periods presented, please provide a discussion of the changes in the benefit
         (provision) for income taxes between periods.
Liquidity and Capital Resources, page 32

17. We note from pages F-15 and F-40 that you have construction in process for Nanosponge prototype, Bioreactors and Remediation Processing Unit 1, 2 and 3 for the periods reported. Please revise to describe, and disclose the amount of, your material commitments to these constructions in process and others, if any, for capital expenditures as of the end of the latest fiscal period and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.
         Refer to Item 303(a)(2) of Regulation S-K.
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18. Please provide discussion of your cash flows from operating, investing, and financing activities for the periods presented. In this regard, your discussion should focus on the primary drivers and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. For guidance, refer to SEC
         Release No. 33-8350.
Business
Our Technologies, page 35

19. We note you disclose that your next group of three RPCs will be financed by Viva Energy
         Fund III, LLC through a 20-year sale/leaseback arrangement. Please reconcile this disclosure with your use of proceeds disclosure on page 23 that states you intend to use a portion of the proceeds from this offering to purchase two RPC units. In addition, please clarify the nature of your relationship with Viva Energy Fund III, LLC and disclose whether you have entered into any written agreement with such party.
20. Please revise to clarify your arrangements with VV Precious Metals, LLC, including whether you have a royalty agreement with such company. In addition, please clarify how your divestiture of your interest in VV Precious Metals will impact your business and results of operations.
Revenue
Vernal, Utah Project, page 38

21. We note you disclose that your Vernal, Utah project is initially focused on turning extracted hydrocarbons into asphaltic cement. Please expand your disclosure to clarify your current operations of your Vernal, Utah project. In that regard, we note you disclose on page 1 that you believe the hydrocarbons you extract from soil could be used to produce asphaltic cement and you disclose on page 12 that your "goal is to ultimately produce asphaltic cement and/or other petroleum-based products from the hydrocarbons you recover."
Other Holdings, page 41

22. We note you disclose that you have invested, and may continue to invest, in companies and/or entities as part of your strategy, including Scepter Holdings and Odyssey Group
         International. We also note you disclose in Note 5 to your consolidated financial statements that you own Class A Units that give you control over VV UTSI and VV RII.
         Please disclose how you intend to conduct your operations in accordance with the
         Investment Company Act of 1940 and include related risk factor disclosure, if material.
Management, page 44

23. We note your disclosure regarding the consent decree of permanent injunction relating to the action filed against Vivaceuticals, d/b/a Regeneca Worldwide, and Mr. Nicosia, and
         your description of restrictions and requirements that apply to Regeneca. If such consent
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Vivakor, Inc.
December 7, 2020
Page 5
         decree also enjoins or limits Mr. Nicosia from engaging in any type of business practice, please revise to disclose this information.
24. Please revise to clarify Tyler Nelson's principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Similarly, provide such information for Trent Staggs, including the identity of the "global direct sales company" for which he served on the corporate leadership team, and information on his role as "an elected official in the state of Utah." See Item 401(e) of Regulation S-K.
Executive Compensation, page 49

25. Please revise to describe the terms regarding the base salary increases for performance metrics set forth in your employment agreements with Matthew Nicosia and Tyler Nelson.
Principal Shareholders, page 52

26. Please revise your beneficial ownership table to disclose the shares and percentage of
         Series B and Series B-1 Preferred Stock beneficially owned before the offering or tell us why you believe you are not required to do so. Refer to Item 403 of Regulation S-K.
Description of Securities
Preferred Stock, page 54

27. We note your disclosure on page 55 that immediately prior to the closing of this offering, the outstanding shares of Series A preferred stock will be converted into 25,000,000 shares of common stock. However, disclosures on page F-36 indicate that Series A preferred stock convertible into approximately 20,000,000 shares of common stock.
         Please clarify and revise to include consistent disclosures throughout the filing.
Financial Statements for the six months ended June 30, 2020 and 2019, page F-1

28. Please revise your interim financial statements as may be necessary to conform to any changes made in the annual financial statements as a result of our comments.
Consolidated Balance Sheets, page F-2

29. We note your disclosure on page 55 and elsewhere that your Series A, B, B-1 and C-1 preferred stock will be converted into shares of common stock immediately prior to the closing of this offering. Please provide a separate pro forma column to consolidated
FirstName LastNameMatthew Nicosia
       balance sheet giving effect to such conversion. In addition, also present pro forma
Comapany    NameVivakor,
       earnings  per share inInc.
                               consolidated statements of operations for the
latest year and interim
       period
December       giving
           7, 2020    effect
                    Page  5 to the conversion.
FirstName LastName
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Notes to the Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

30. Please provide additional disclosures that disaggregate revenue recognized from contracts with customers into categories that more fully depict how the nature, amount, timing and uncertainty of revenue and cash flows are effected by economic factors as required by
         ASC 606-10-50-5 or tell us why they are not required.
Financial Statements for the year ended Decembr 31, 2019 and 2018
Consolidated Balance Sheets, page F-27

31. We note you classify inventories and precious metal concentrate as current assets.
         However the amounts presented have not been realized in cash or sold or consumed since
         December 31, 2018. Please provide us the basis for classification of inventories and precious metal concentrate as current assets or revise. Refer to ASC 210-10-20 and ASC
         210-10-45-3.
Notes to the Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Principles of Consolidation, page F-32

32. We note your disclosure that you maintain an interest in the following entities: Health
         America, Inc., VVPM 100, LLC, VPM VII, LLC, Vivakor Middle East, LLC, VivaRRT,
         LLC and VivaVentures Precious Metals, LLC. Please expand your accounting policy to disclose how you accounted for the interests in these entities and how these interests are reflected in your financial statements.
33. We note your disclosure that RDM is considered to be a VIE, you are the primary beneficiary and consolidated RDM in your financial statements. Please provide the disclosures required by ASC 810-10-45-25, 810-10-50-3 and 810-10-50-5A as applicable.
Equity Method Investments, page F-33

34. We note you have an investment in shares of common stock of Scepter Holdings, Inc.
         Please disclose the value of the investment based on the quoted market price. Refer to
         ASC 323-10-50-3(b).
Recent Accounting Pronouncements, page F-36

35. We note from your disclosure that you have irrevocably elected to opt-out of the extended transition period for complying with new or revised accounting standards. However, you also disclose on page six that you have elected to use the extended transition period for complying with new or revised accounting standards. Please revise to include consistent disclosures.
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Note 11. Intellectual Property, Net, page F-41

36. We note your disclosure that there is substantial doubt as to your ability to continue as a going concern. You reported history of net loss and negative operating cash flows in 2018 and 2019 and as recent as the three months ended June 30, 2020. In addition, you state on page 28 that you expect to experience continuing operating losses and negative cash flows from operations for the foreseeable future as your management execute your current business plan. Considering these circumstances, please tell us how you determined a triggering event did or did not occur and whether you assessed your intellectual property,
         License agreement and other long-lived assets for recoverability. Refer to ASC 360-10-
         35-21. Please expand your accounting policy disclosure to include your impairment assessment and triggering event considerations regarding the intangible assets and long-
         lived assets. To the extent your intangible asserts and long-lived assets are considered to be at risk of impairment, disclose the results of impairment testing, methodology, significant estimates and underlying assumptions.
Note 16. Long Term Debt, page F-43

37. We note your disclosure on page 28 that you entered into working interest agreements with VV TUSI and VV RII, pursuant to which VV UTSI and VV RII purchased revenue participation rights in exchange for payments to you of $5 million and $8 million, respectively. In addition, you disclose on page 33 that you received proceeds in the amount of $2,418,142 and $3,206,372 for the years ended December 31, 2019 and 2018, respectively from your working interest agreements with VV UTSI and VV RII. Please revise to disclose the proceeds received and repayments made during the periods presented, and cumulatively since inception of these two agreements, reconciling to the outstanding balance of the debt obligations for the periods presented. In this regard, please clarify your statement regarding the purchase price of $2,200,000. In addition, please provide the disclosures required by ASC 470-10-50-1
Note 22. Subsequent Events, page F-51

38. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.
Exhibits

39. Please file the following exhibits to your registration statement or tell us why you do not believe they are required to be filed under Item 601(b)(10) of Regulation S-K:
             your Kuwait contract for remediation services for the SEED and KERP projects;
             your option agreement with respect to land located in Vernal, Utah, including any amendments;
             your perpetual license from Vivaventures Precious Metals, LLC; your working interest agreements with VV UTSI and VV RII and the operating
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              agreements of such entities;
                the operating agreements of RPC Design and Manufacturing LLC and
              Vivaopportunity Fund LLC;
                the governing instruments for Vivakor Middle East Limited Liability Company; and
                all outstanding loans and notes, including those specified in
Note 14 to your
              unaudited financial statements.
40. We note your disclosure on page F-10 that an engineering firm issued an equipment life cycle report and opinion of a 20-year service life for your RPCs. Please identify such firm and file a related consent, or tell us why you do not believe this is required under Section
         7 of the Securities Act and Rule 436.
General

41.      Please include the name(s) of the underwriter(s) in your next amendment.
42. We note that your forum selection provision in Article IX of your amended and restated
         articles of incorporation identifies the District Courts of the State of Nevada as the
         exclusive forum for certain litigation, including any    derivative
action.    We also note
         your disclosure on page 55 that you intend to amend and restate your amended and restated articles of incorporation prior to closing of this offering, and note that it does not appear that you have filed the form of such amendment. Please tell us whether you will retain such forum selection provision in such further amended and restated articles of incorporation. We may have additional comments. Please also ensure that you file the form of amended and restated articles of incorporation and the form of amended and restated bylaws that you reference on page 55. In that regard, such exhibits do not appear to be referenced in your exhibit index.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Matthew Nicosia
Vivakor, Inc.
December 7, 2020
Page 9

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3763 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763
or Laura Nicholson, Special Counsel, at (202) 551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameMatthew Nicosia
                                                           Division of
Corporation Finance
Comapany NameVivakor, Inc.
                                                           Office of Energy &
Transportation
December 7, 2020 Page 9
cc:       Scott Linsky
FirstName LastName